



Company Name	Coding Autism
Logo	
Headline	Navigating autistics into meaningful STEM related studies and careers



Cover photo



Hero Image



Tags   Social Impact, Education, Tech, Stem, Employment

**Pitch
text**

To be featured on:



Deal Highlights

- Autistic characteristics perfect for technology jobs, yet 1M unfilled tech positions are expected by 2020

- Coding Autism is widening the STEM funnel with autistic talent and empowering autistic adults to get employment through professional and social skills training

- Microsoft, HP, SAP, Google, EY and more top firms have or will have autistic talent hiring divisions

- Featured in Mashable, Yahoo Tech, Autism Speaks, The Mighty and others

- 150+ applicants on the waitlist for 15 slot in-person vocational certificate pilot program



Autism is not what you think it is

Autism is a neurological variation that occurs in about 1% of the population that refers to a range of conditions characterized by challenges with social and communication skills. While all Autistics are as unique as any other human beings, they share common characteristics, including:


Positive autism characteristics:
Meticulous attention to detail
Affinity for repetitive tasks
High levels of optimism
Hyperfocused
Visual and systemic thinkers
Perfect fit for tech jobs

Research has shown that typical autistic characteristics such as attention to detail, affinity for repetitive tasks, and introversion are all traits that lend themselves to becoming a successful employee within the tech industry.

3%

Error rate of average autistic
programmer vs up to **30%**
for neurotypicals.

Value of autistic talent recognized by companies:

Publicly Announced Autism Hiring Divisions

   



Autism Hiring Divisions in Development

Google Deloitte. CATERPILLAR New Relic.

+ many more companies

Problem: This isn't recognized by everyone yet. Autistics have hard time finding jobs.

80%

Percentage of autistic adults who are either unemployed or underemployed

500k

Estimated amount of autistic teenagers aging into adulthood in next 10 years

1 in 68

Number of children born in tthe U.S with Austim each year

Solution:



Navigating autistics into meaningful STEM careers.

Coding Autism inspires the next generation of neurodiverse STEM leaders by:

- helping identify, develop, and support STEM learning at a young age

- keeping students engaged through high school and into vocational programs or universities.

For neurodiverse adults:
We are providing integrated technical and social skills training that reduce the overall un/underemployment rate by finding them meaningful STEM employment.

For organizations:
We assist organizations who are looking for untapped talent to fill their computer science roles.

Our programs

Coding Autism provides a suite of services for autistic teens and adults, all centered around building vocational skills, social/communication skills, and overall independence.

I. Adult In-Person Coding and Social Skills Certificate Program

A premiere coding bootcamp for autistic adults.




Emotional Intelligence
Work Ethic and Skills
Health and Wellness
People & Life Skills
Career Coaching
Financial Independence
MINDFULNESS BASED STRESS REDUCTION

This is a 20 week, full-time course where students will be learning the fundamental skills necessary to secure an entry-level web developer job. We cover both front-end and back-end skills, and fully integrate them with social and career skills training. By the end of the course, students will walk away with a portfolio of full-stack web applications which they can use when applying to their first developer jobs.

II. Online Coding and Social Skills for Beginners

Our online coding and social skills programs allow students to learn the fundamentals of coding from anywhere in the world.



Presentation and communication skills sold in packages of eight one-hour sessions, these programs open up the STEM funnel for kids, teens, and young adults. With a strong fundamental base, students will be encouraged to pursue STEM-related studies and professions. The themes of these programs vary throughout the year.

III. STEM Robotics Workshop

To help widen the STEM funnel, Coding Autism has recognized that we must identify, develop, and support autistic STEM talent starting at a much younger age.



We are identifying and recruiting autistic talent starting in middle school and engaging that talent through our coding program and soon through our STEM Robotics Program. The more we can teach kids how to apply science, technology, engineering, and mathematics to the real world, the more successful they will be in the future; innovation and creativity become a foundation. Our goal is to acquire NAO robots which have been clinically used at universities across the US with autistic students successfully. NAO successfully bridges the communication for autistic kids and engagement levels have increased immensely. Students will have the ability to code and interact with NAO.

IV. Social Skills and Career Coaching Services

Coding Autism provides individualized 1:1 career and social skills coaching for autistics of all ages.


Skype™ - Babak Shammas
Skype Contacts Conversation Call View Tools Help
Kian Lambert, Serena Ribero
2 participants 00:21
Kian Lambert
Serena Ribero

Because these services are individualized, rates and structure vary based on the needs of the individual. We also provide tutoring and individual learning services in coding and STEM.

Our Roadmap



1 ✓   **2** ✓   **3**   **4**

**Launched
Q4 2017**

- Online coding and social skills. Program for youth and young adults. Programs are theme based and last 6-8 weeks.
- 5 cohorts launched
- 13-24 years old of age

**Physical Launch
Q4 2017**

- 1:1 technical tutoring and Career and life skills
- Coaching & tutoring
- Coding and robotics workshops launch Amied for all ages

**Launching
Q2 2018**

In-person 20 week technical training program with fully immersed social skills program and 1:1coaching. Certificate program

**Launching
Q1 2019**

Online remote certification technical program with fully immersed social skills and 1:1 coaching aimed towards 18+ years old

Market Expansion



Notable Traction



$99,000 raised through crowdfunding to date.



6 month runway without any other investments.



$200,000 needed to increase runway through 2018.



Projected > $1.2m in revenue for 2019.

Projected Revenue Streams

In-Person Full-Stack Coding and Social Skills Certificate Program	Online Coding and Social Skills for Beginners (Various Topics)
• **$20k** per student	• **$350** per student
• **15 students per cohort**	• **10-12 students per course**
• **$300k** per cohort	• **$5.25k-$7k** per course
Year 1 - 4 cohorts/year —> **$1,200,000 GAI** Year 2 - 8 cohorts/year —> **$2,400,000 GAI** Year 3 - 14 cohorts/year —> **$4,200,000 GAI**	Year 1 - 8 cohorts/month —> **$504,000+ GAI** Year 2 - 12 cohorts/month —> **$756,000+ GAI** Year 3 - 20 cohorts/month —> **$1,260,000+ GAI**

Robotics Lab

- Monthly subscription
- 1x/week - $200/month
- 2x/week -$375/month
- 3x/week - $525/month

Year 1 - 30+ students/mo
  —> $72,000+ GAI
Year 2 - 50+ students/mo
  —> $120,000+ GAI
Year 3 - 74+ students/mo
  —> $177,600+ GAI

Social Skills and Career Coaching Services

- 1:1 individual sessions
- $10k for a year of support

Year 1 - 60+ clients
  —> $600,000 GAI
Year 2 - 80+ clients
  —> $800,000 GAI
Year 3 - 120+ clients
  —> $1,200,000 GAI

What our community says:

"

...was a true compliment to his Special Ed classes ...he was able to learn, play, compete and socialize in a safe and positive enviroment. Liam made lasting friendships, improved his social skills, and had FUN!"

— L. Senauke, parent

"

We are so excited for your program. You are going to change my daughters life.

— Autistic parent

Coding Autism taps into the incredible talents and potential that exist in an autistic individual.

— Michael Panesis — Executive Director, Center for Entrepreneurship at CLU

"

Great opportunity for a talentend segment of our population that might otherwise be underutilized and continue to be underappreciated.

"Geek syndrome": Why Autistics is an amazing source for talent for tech.

Research has shown that typical autistic characteristics such as attention to detail, affinity for repetitive tasks, and introversion are all traits that lend themselves to becoming a successful employee within the tech industry. For this reason, some researchers have dubbed autism the "Geek Syndrome".

"**Neurodiversity as a Competitive Advantage**"

"**More Companies are Eager to Hire People with Autism**" **IHUFFPOSTI**

"**Microsoft Wants Autistic Coders. Can it Find Them and Keep Them?**"

- Harvard Business Review: Neurodiversity is a Competitive Advantage
- Forbes: Where is Autism Employment Heading in 2017?
- Huffington Post: Why More Companies are Eager to Hire People with Autism
- Fast Company: Microsoft Wants Autistic Coders. Can it Find Them and Keep Them?

- Inc: 50,000 People with Autism Needs Jobs This Year. Here's Why You Should Hire Them



Autistic individuals' strengths include the ability to find patterns and anomalies in data and to focus and perform high-quality repetitive work. Those attributes are valuable in roles in data analysis, IT, software design and multimedia.

IHUFFPOSTI

They performed really well, and they opened our eyes that we should consider them for jobs in HR, technology and benefits administration. They're diligent and capable of a period of prolonged focus. If you can alter your sourcing strategy by not unconsciously screening them out when you interview them, you can solve management issues.

IHUFFPOSTI





Companies have experienced a surprising array of benefits from neurodiversity programs. Some are straightforward: Firms have become more successful at finding and hiring good and even great talent in tough-to-fill skills categories. Products, services, and bottom lines have profited from lower defect rates and higher productivity. Both SAP and HPE report examples of neurodiverse employees' participating on teams that generated significant innovations (one, at SAP, helped develop a technical fix worth an estimated $40 million in savings).

Harvard Business Review



Market

There is a lack of skilled technical talent to fill the 1.4+million open tech roles by 2020. More Autistics (34%) go into STEM related majors than neurotypicals (22%) and excel with less error rates. This is an un/undertapped talent pool and it is just in time.

With the $60k+ average annual salary for entry-level, full-time tech industry professionals and the anticipated 1.4M vacant tech job openings in the next 5 years, tech is an attractive industry for autistics to pursue careers in.

Over the last decade, companies such as Microsoft and SAP have implemented autism hiring initiatives. This was done not to combat autistic unemployment, but because they have seen that autistic adults can be exceptional employees and drive innovation when provided the right structure, mentorship, and on-boarding.

Additionally:

- Starting 2018, EEOC requires federal contractors to increase hires of people with disabilities from 7% to 12%.

- American Apprenticeship Initiative – Dept. of Labor subsidized costs for training and provides $7,5K to employer towards mentorship.

- Regional centers subsidize vocational training.

80%

Un/ underemployed autistic adults in the US despite their academic credentials and intellectual capabilities.

50–60k

of autistic teens aging into adulthood each year.

1.4m

of open computer science related roles by 2020.

34%

Percentsge of autistics that major in STEM vs 22% for neurotypical.

$60k

Average salary of coding bootcamp graduate.

57.4%

Percentage of autistic teens that pursue postsecondary education.

800k

Autistic adults in US

2.7m

Autistic children in US

1m

What Your Investment Goes Towards

We are looking for financing to reach 1,200 ASD youths and adults through our STEM and Social Skills program online and in person by end of 2019.

Our vision and goal is for a state of the art non-traditional learning classroom for our Computer and Robotics Lab. Our students need room to move to learn and innovate. We will have moveable desks and chairs, NAO codeable and teaching robots, laptops with up to date software, and experienced technical and neurodiverse staff. The classroom will have an open learning environment that is conducive to experimenting, innovating, and hackathons. There will be enough room for students to have their support and accommodations such as service and therapy dogs.





Space Rental –
Non-traditional
classroom

Our team

We are a team of autistic and neurodiverse individuals seeking to challenge stigma by helping people with disabilities achieve skills that lead to independence, meaningful work, meaningful relationships and to be of value to their community.


Oliver Thornton
CEO, Co-Founder
COMPASS
California Lutheran University
ASAN
AUTISM SOCIETY
Andrea Vu Chasko
CINO, Co-Founder
Google
Berkeley
Forbes
ASAN
NATIONAL DIVERSITY COUNCIL
Austen Weinhart
COO, Co-Founder
Berkeley
GENERAL ASSEMBLY
Event Farm
THINKFUL
Marc Jacobs
Technical Advisor
Google
Microsoft
NYU STERN
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CODING/AUTISM

Message from the CEO

I was diagnosed with autism when I was 2 years old, shortly after my older brother Trinity was diagnosed. When Trinity was barely a toddler, experts told my parents he would never be able to speak or live an independent life. They were all wrong.



At age 7, Trinity finally spoke his first words and continued to defy his diagnosis. The experts were wrong. Today, Trinity is studying architecture and attending college. He is also a licensed real estate agent.

Trinity and I are extremely lucky, we had the support and resources needed to excel and pursue our dreams. When I was in college studying business administration, I realized how fortunate I really was. It was in college where I recognized that the numbers of my autistic peers had drastically declined since high school. This truly distressed me.

That's when I decided that I wanted to build something that would help other autistics. Everyone deserves the right to work and be self-sufficient. While researching autism, I saw an alarming statistic repeated over and over again. "...over 80% of autistic adults are either unemployed, or underemployed." How can that be? It's just not acceptable.

From experience I have seen highly intelligent autistics not getting the opportunities they deserve due to communication barriers. I know firsthand that with the right support and opportunity, people with cognitive differences can accomplish great things. That is why I founded Coding Autism, a new kind of professional education that would provide autistics with employable skills that would not only provide them with jobs, but fulfilling careers where they can fully utilize their talents. In addition, we are redefining what talent looks like and that autistics are truly untapped talent.



At Coding Autism, we believe everyone deserves a meaningful career, a meaningful life, and a meaningful future despite their gender, race, ethnicity, or cognitive capabilities. That is a human right!



Invest now and help Coding Autism accomplish its goal of navigating autistics to meaningful careers.

Gratefully,
Oliver Thornton
CEO & Founder of Coding Autism

Invest in Coding Autism

Team

	Austen Weinhart	COO & Cofounder	Cal Alumni, General Assembly graduate, Thinkful Facilitator, Developer and Engineer
	Oliver Thornton	CEO & Cofounder	Cal Lutheran University Alumni, Autistic, Marketing & Sales, passionate Disability Advocate
	Andrea Vu Chasko	CINO & Cofounder	Cal Alumni, Neurodiverse, 10+ years in Tech, !7+ years in disability & education, CTI Coaching, Diversity & Inclusion Advocate, 3rd startup
	Ward MacDonald	Executive Coach	
	Michael Panesis	Entrepreneurship Advisor & Investor	

	Beth Brennan, Ph.D	Academic Advisor
	Brian Weinhart	Legal Counsel/Advisor
	Marc Jacobs	Technical Advisor
	Tony Reilly, Ph.D	Instructional Design Advisor

Perks

$50	Thank you note and social media shout out from the founders of Coding Autism.
$100	Limited Edition Coding Autism Notebook and Sticker
$150	Limited Edition Coding Autism Mug

$500	Have your company name branded on our website and Coding Autism Swag bag
$1,000	30 minute Skype session with the founders and company name branded on our website
$2,500	Received a signed composite of the participants of our inaugural in-person coding bootcamp and listed as official sponsor on our Coding Autism site and Limited Edition T-Shirt.
$5,000	All of the above plus meet the founders in person in San Francisco for a lunch or dinner ($500 reimbursed towards travel expenses)
$10,000	All of the above plus become our Robotics Class sponsor listed on our site and ability to name the robot you helped purchase.
$25,000	Become our Robotics Class sponsor listed on our site and ability to name 2 robots you helped purchase. In addition, a thank you lunch or dinner with founders for 4 is included.
$50,000	Become our main Robotics and Computer Lab Sponsor with official ribbon cutting ceremony. Name the lab and 2 robots that your generous donation helped purchased. In addition, a thank you dinner with founders for 4 is included.

FAQ

Is Coding Autism	We are a for-profit LLC. As a for-profit business we will be able launch and scale more	

Will students get a degree? Are you accredited?

Upon completion of the course, students will receive a certificate of completion. As with other coding bootcamps, we are not accredited. What students show their employers is the quality of their portfolio, the work that they produce while at Coding Autism. We are not an academic institution, but a company focused around training students with real-world vocational skills.

How do students apply? Are the students vetted?

Students will apply by filling out an application on our website. We will review the applications and reach out to students that we think would be a good fit. From there we will conduct interviews, either in person or through video conferencing. With our web development immersive, we will be vetting students based on our assessment that they can keep up with the rigorous coursework and be employable with the proper training. Autism is a spectrum, and some students will have an easier time acclimating to neurotypical workspaces than others. This does not mean that we have forgotten nonverbal or other students with greater barriers. As we expand we will be providing other programs that will allow these types of learners an opportunity to acquire new skills, socialize, and demonstrate their talents. For the program we are fundraising for now, we are limiting our scope to the students that we think we can best equip to find employment after graduation.

Do you have classes for children?

We currently have online coding and social skills pilots for children ages 13 and older. We plan on launching in person workshops by the end of Q1 2018.